October 26, 2012

To: Brandon Lane, President
SquareRoot, Inc.
3803 Marquette Place, #3R
San Diego, CA 92106

From: Online Internet Network, Inc.
8589 Aero Drive, Suite 200
San Diego, CA 92123

Subject: Rescission of Separation and Distribution Agreement (“Spin-Off Agreement) & Trademark Assignment And Acquisition Agreement Between Sport Tech Enterprises, Inc. and SquareRoot, Inc. (the “Trademark Agreement” (together the “Parties”)

Dear Mr. Lane,

This letter serves as notification that the Parties have mutually agreed to terminate the Spin-Off Agreement and Trademark Agreement dated May 22, 2012. The board of directors of each Party has unanimously approved the execution, delivery and performance of this Rescission Letter Agreement and the transactions contemplated by this letter.

Pursuant to this letter, the Parties hereby terminate the Spin-Off Agreement, as well as the Trademark Agreement, and abandon the Spin-Off by mutual consent pursuant to Section 11 of the Spin-Off Agreement. As a result of such termination, the Spin-Off Agreement is henceforth void and of no effect, without any liability on the part of the Parties or their affiliates, directors, officers, or stockholders.

In witness whereof, the undersigned have caused this agreement to be duly executed and delivered as of the date first above written.

ONLINE INTERNET NETWORK, INC.

By:	/S/ Jeanette Lucas
Name: Jeanette Lucas, President

SQUAREROOT, INC.

By:	/S/ Brandon Lane
Name: Brandon Lane, President